Exhibit 99.1

June 21, 2021

Immutep completes a A$60 million placement to expand its clinical development and manufacturing program into late-stage settings

Sydney, Australia - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or Company), is pleased to announce that it has received commitments for a A$60 million two-tranche private placement of new ordinary shares (New Shares) to professional, institutional and sophisticated investors (Placement).

The first tranche of the Placement will be completed without shareholder approval. The second tranche of the Placement is subject to shareholders approval.

Use of Funds

The Company will use the proceeds received from the Placement to fund the expansion of its clinical programs and to commence the process characterisation and process validation for efti commercial manufacturing (2,000 litre scale). The proceeds received from the Placement will also be used for the offering costs and working capital purposes.

Placement

The Placement will involve the issue of New Shares at an issue price of A$0.52 per New Share (representing a 12.9% discount to the volume weighted average price (VWAP) of the Company’s ordinary shares as traded on ASX over the 30 days up to and including June 16, 2021). The New Shares issued under the Placement will rank equally with existing Immutep ordinary shares on issue with effect from their date of issue.

Settlement of the first tranche of the Placement is expected to occur on June 25, 2021, with the issuance of New Shares expected to occur on June 28, 2021.

Assuming Shareholder Approval is obtained for the completion of the second tranche of the Placement, settlement is expected to occur on July 29, 2021, with the issuance of New Shares expected to occur on July 30, 2021.

Share Purchase Plan

Following completion of the issue of the first tranche of the Placement, Immutep will conduct an offer of New Shares under a non-underwritten share purchase plan (SPP) to existing shareholders in the Company with a registered address in Australia and New Zealand as at 7.00pm (Sydney, Australia time) on June 18, 2021.

The SPP will provide each Eligible Shareholder with the opportunity to apply for up to A$30,000 of New Shares at the price payable per New Share in the Placement. The SPP is targeting to raise approximately A$5 million. The SPP is expected to close at 5.00pm (Sydney, Australia time) on July 22, 2021.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares to be offered and sold in the Placement and the SPP have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Shares may not be offered or sold to persons in the United States or to U.S. Persons (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act), except in transactions registered under the U.S. Securities Act or in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement contains certain “forward-looking statements” including statements regarding the Company’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement include statements regarding the outcome and effects of the Placement and the SPP and statements regarding Immutep’s future financial performance and results. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This announcement contains such statements that are subject to risk factors associated with an investment in the Company. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com            ABN: 90 009 237 889